

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Werner Funk
President and Secretary
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, CA 92078

      Re: **Omnitek Engineering Corp.**
              Form 10-12G
              File No. 000-53955

Dear Mr. Funk:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Susan Block
                    Attorney-Advisor

cc: George G. Chachas
       Chachas Law Group P.C.
       Fax: (619) 239-2990